================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                               (Amendment No. 11)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928
                                 (973) 701-7000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Investment Limited Partnership I

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220838
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     27,716,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     27,716,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      108,686,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.35%(2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in
     Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Palomino Fund Ltd.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      98-0150431
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     24,284,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     24,284,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      105,254,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.74%(2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in
     Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Management L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220835
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     52,000,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      132,970,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.67% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in
     Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Partners Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
      22-3220833
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     52,000,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      132,970,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.67% (2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in
     Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      David A. Tepper

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [X](1)
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES              7      SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING             ------ -------------------------------------------
PERSON WITH                   8      SHARED VOTING POWER
                                     52,000,000
                              ------ -------------------------------------------
                              9      SOLE DISPOSITIVE POWER
                                     0
                              ------ -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     52,000,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      132,970,269 (2)
----- --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.67%(2)
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in
     Item 4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

     This Amendment No. 11 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on March 16, 2006 by the Reporting Persons (as defined in the Initial Schedule 13D), as amended on August 1, 2006, August 29, 2006, December 19, 2006, January 18, 2007, March 2, 2007, March 12, 2007, May
15, 2007, July 6, 2007, July 10, 2007 and July 20, 2007 relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Reporting Persons' previously-filed Schedule 13D as specifically set forth below.

     Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

     The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On July 23, 2007, ADAH, Del-Auto, Merrill and UBS (the "New Initial Investors") and certain third party additional investors (the "New Additional Investors") entered into an agreement (the "New Additional Investor Agreement") pursuant to which, on the terms and subject to the conditions contained therein, the New Initial Investors committed to sell and the New Additional Investors committed to buy a portion of any New Direct Subscription Shares and New Unsubscribed Shares that may be purchased by the New Initial Investors pursuant to the New Investment Agreement. The aggregate maximum amount of New Direct Subscription Shares and New Unsubscribed Shares that may be sold pursuant to the New Additional Investor Agreement would be approximately 16,801,235, assuming that the New Investors are required to purchase all the shares of the reorganized Issuer's new common stock in connection with an approximately $1.6 billion rights offering pursuant to the New Investment Agreement (the "New Rights Offering"). Further, the New Additional Investor Agreement provides that the New Initial Investors will share with the New Additional Investors a portion of any Standby Commitment Fee and/or Alternate Transaction Fee (as such terms are defined in the New Investment Agreement) received by the New Initial Investors. The New Initial Investors expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors. A copy of the form of New Additional Investor Agreement is attached hereto as Exhibit 23.

     On July 23, 2007, the New Initial Investors entered into an agreement (the "Agreement Among Initial Investors"), pursuant to which the New Initial Investors allocated as among themselves the obligations to sell shares and share fees pursuant to the New Additional Investor Agreement. A copy of the form of the Agreement Among Initial Investors is attached hereto as Exhibit 24.

     Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the New Investment Agreement and the Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the New Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

     This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING:

     On July 23, 2007, the New Initial Investors and the New Additional Investors entered into the New Additional Investor Agreement.

     On July 23, 2007, the New Initial Investors entered into the Agreement Among Initial Investors.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING EXHIBITS:

Exhibit No.    Description
-----------    ----------------------------------------------------------------
     23        Additional Investor Agreement, dated as of July 23, 2007, by and among, A-D Acquisition Holdings, LLC, Harbinger Del-Auto
               Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith
               Incorporated and UBS Securities LLC and certain additional investors.

     24 Agreement Among Initial Investors, dated as of July 23, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007

                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its General Partner

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  PALOMINO FUND LTD.

                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its Investment Adviser

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA MANAGEMENT L.P.

                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                      /s/  David A. Tepper
                                                      --------------------------
                                                      David A. Tepper

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    ----------------------------------------------------------------
    23         Additional Investor Agreement, dated as of July 23, 2007, by and among, A-D Acquisition Holdings, LLC, Harbinger Del-Auto
               Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith
               Incorporated and UBS Securities LLC and certain additional investors.

    24 Agreement Among Initial Investors, dated as of July 23, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                  Page 17 of 17